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06016003

August 14, 2006

BY HAND

SUPPL


SEC MAIL
RECEIVED
PROCESSING
AUG 14 2006
WASH. D.C.
156
SECTION

The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re: Lenovo Group Limited (Formerly known as Legend Group Limited); Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Lenovo Group Limited (the "**Company**"), File No. 82-3950, the enclosed document is submitted to you in order to maintain the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") pursuant to Rule 12g3-2(b) under the Exchange Act:

1. The Company's announcement, dated August 3, 2006, regarding FY2006/07 First Quarter Financial Results, and submitted to The Hong Kong Stock Exchange Limited on August 4, 2006.

Kindly acknowledge receipt of this letter and the submission of the document delivered herewith by stamping the duplicate copy of this letter and returning it to our messenger.

Thank you for your attention to this matter.

Very truly yours,

Logan Helen Hennessey

Enclosures

cc: Lenovo Group Limited



Lenovo Group Limited 聯想集團有限公司


SEC Mail
Received
Processing
Section

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

FY2006/07 FIRST QUARTER RESULTS ANNOUNCEMENT

QUARTERLY RESULTS

The board of directors (the "Board") of Lenovo Group Limited (the "Company") is pleased to announce the unaudited results of the Company and its subsidiaries (the "Group") for the three months ended June 30, 2006 together with comparative figures for the corresponding period of last year, as follows:

CONSOLIDATED INCOME STATEMENT

	Note	**3 months ended June 30, 2006 (unaudited) *US$'000***	3 months ended June 30, 2005 (unaudited) *US$'000*	*3 months ended June 30, 2006 (unaudited) HK$'000 (note 1(a))*
Turnover	*2*	**3,475,694**	2,514,467	*26,971,385*
Cost of sales		**(2,978,826)**	(2,129,053)	*(23,115,690)*
Gross profit		**496,868**	385,414	*3,855,695*
Other income/(expense) – net	*3*	**9,951**	2,605	*77,220*
Selling and distribution expenses		**(312,322)**	(190,552)	*(2,423,619)*
Administrative expenses		**(99,004)**	(75,331)	*(768,271)*
Research and development expenses		**(51,301)**	(33,089)	*(398,096)*
Other operating expenses		**(21,503)**	(15,786)	*(166,863)*
Operating profit		**22,689**	73,261	*176,066*
Finance costs	*4*	**(9,151)**	(6,723)	*(71,012)*
Share of profits of jointly controlled entities		**–**	138	*–*
Share of profits/(losses) of associated companies		**1,306**	(671)	*10,135*
Profit before taxation	*5*	**14,844**	66,005	*115,189*
Taxation	*6*	**(9,638)**	(19,444)	*(74,791)*
Profit for the period		**5,206**	46,561	*40,398*
Profit attributable to:				
Shareholders of the Company		**5,206**	45,768	*40,398*
Minority interests		**–**	793	*–*
		5,206	46,561	*40,398*
Earnings per share				
– Basic	*8(a)*	**0.06 US cents**	0.53 US cents	*0.47 HK cents*
– Diluted	*8(b)*	**0.06 US cents**	0.52 US cents	*0.46 HK cents*

CONSOLIDATED BALANCE SHEET

	Note	June 30, 2006 (unaudited) US$'000	March 31, 2006 (audited) US$'000	June 30, 2006 (unaudited) HK$'000 (note 1(a))
Non-current assets				
Property, plant and equipment		**229,321**	222,364	*1,779,531*
Prepaid lease payments		**6,147**	6,412	*47,701*
Construction-in-progress		**32,931**	27,965	*255,544*
Intangible assets		**1,885,464**	1,909,805	*14,631,201*
Investments in associated companies		**10,404**	9,060	*80,735*
Deferred tax assets		**75,055**	62,345	*582,427*
Available-for-sale financial assets		**26,440**	30,250	*205,174*
Other non-current assets		**41,718**	36,816	*323,732*
		2,307,480	2,305,017	*17,906,045*
Current assets				
Inventories		**326,164**	363,135	*2,531,033*
Trade receivables	9(a)	**630,220**	484,773	*4,890,507*
Notes receivable		**168,455**	92,522	*1,307,211*
Deposits, prepayments and other receivables		**888,881**	790,130	*6,897,716*
Cash and cash equivalents		**851,612**	1,004,981	*6,608,509*
		2,865,332	2,735,541	*22,234,976*
Total assets		**5,172,812**	5,040,558	*40,141,021*
Share capital	11	**28,462**	28,504	*220,865*
Reserves		**979,045**	1,015,399	*7,597,389*
Shareholders' funds		**1,007,507**	1,043,903	*7,818,254*
Minority interests		**744**	744	*5,773*
Total equity		**1,008,251**	1,044,647	*7,824,027*
Non-current liabilities	12	**825,721**	813,586	*6,407,595*
Current liabilities				
Trade payables	9(b)	**1,778,477**	1,683,171	*13,800,982*
Notes payable		**45,779**	49,433	*355,245*
Accruals and other payables	10	**1,443,118**	1,259,980	*11,198,596*
Tax payable		**35,038**	39,604	*271,895*
Short-term bank loans		**10,907**	128,358	*84,638*
Current portion of non-current liabilities	12	**25,521**	21,779	*198,043*
		3,338,840	3,182,325	*25,909,399*
Total liabilities		**4,164,561**	3,995,911	*32,316,994*
Total equity and liabilities		**5,172,812**	5,040,558	*40,141,021*
Net current liabilities		**(473,508)**	(446,784)	*(3,674,423)*
Total assets less current liabilities		**1,833,972**	1,858,233	*14,231,622*

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	3 months ended June 30, 2006 (unaudited) ***US$'000***	3 months ended June 30, 2005 (unaudited) *US$'000*	*3 months ended June 30, 2006 (unaudited) HK$'000 (note 1(a))*
Net cash generated from operating activities	**33,191**	553,877	*257,562*
Net cash used in investing activities	**(36,800)**	(532,569)	*(285,568)*
Net cash (used in)/generated from financing activities	**(154,563)**	844,823	*(1,199,409)*
(Decrease)/increase in cash and cash equivalents	**(158,172)**	866,131	*(1,227,415)*
Effect of foreign exchange rate changes	**4,803**	697	*37,271*
Cash and cash equivalents at the beginning of the period	**1,004,981**	387,101	*7,798,653*
Cash and cash equivalents at the end of the period	**851,612**	1,253,929	*6,608,509*

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital *US$'000*	Share premium *US$'000*	Convertible rights in respect of convertible preferred shares *US$'000*	Surplus arising on consolidation *US$'000*	Exchange reserve *US$'000*	Investment revaluation reserve *US$'000*	Share redemption reserve *US$'000*	Employee share trusts *US$'000*	Share-based compensation reserve *US$'000*	Retained earnings/ (accumulated losses) *US$'000*	Minority interests *US$'000*	Total *US$'000*
At April 1, 2006	28,504	1,043,260	10,769	-	(3,313)	(3,579)	396	(51,043)	22,791	(3,882)	744	1,044,647
Fair value loss on available-for-sale financial assets	-	-	-	-	-	(3,938)	-	-	-	-	-	(3,938)
Profit for the period	-	-	-	-	-	-	-	-	-	5,206	-	5,206
Exchange differences	-	-	-	-	(10,338)	-	-	-	-	-	-	(10,338)
Exercise of share options	8	810	-	-	-	-	-	-	-	-	-	818
Share-based compensation	-	-	-	-	-	-	-	-	6,727	-	-	6,727
Repurchase of shares	(50)	(4,608)	-	-	-	-	50	-	-	-	-	(4,608)
Contributions to employee share trusts	-	-	-	-	-	-	-	(30,263)	-	-	-	(30,263)
At June 30, 2006	28,462	1,039,462	10,769	-	(13,651)	(7,517)	446	(81,306)	29,518	1,324	744	1,008,251

	Share capital US$'000	Share premium US$'000	Convertible rights in respect of convertible preferred shares US$'000	Surplus arising on consolidation US$'000	Exchange reserve US$'000	Investment revaluation reserve US$'000	Share redemption reserve US$'000	Employee share trusts US$'000	Share-based compensation reserve US$'000	Retained earnings US$'000	Minority interests US$'000	Total US$'000
At April 1, 2005	23,958	610,448	-	3,573	268	(453)	396	-	-	29,040	3,027	670,257
Adoption of HKFRS 3	-	-	-	(3,573)	-	-	-	-	-	3,573	-	-
As restated	23,958	610,448	-	-	268	(453)	396	-	-	32,613	3,027	670,257
Fair value loss on available-for-sale financial assets	-	-	-	-	-	304	-	-	-	-	-	304
Exchange differences	-	-	-	-	366	-	-	-	-	-	-	366
Profit for the period	-	-	-	-	-	-	-	-	-	45,768	793	46,561
Issue of ordinary shares	5,586	550,233	-	-	-	-	-	-	-	-	-	555,819
Issue of convertible preferred shares	-	-	10,769	-	-	-	-	-	-	-	-	10,769
Exercise of share options	16	1,446	-	-	-	-	-	-	-	-	-	1,462
At June 30, 2005	29,560	1,162,127	10,769	-	634	(149)	396	-	-	78,381	3,820	1,285,538

Notes:

1. Basis of preparation

The Board is responsible for the preparation of the Group's unaudited condensed quarterly financial statements. These unaudited condensed quarterly financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. They have been prepared under the historical cost convention except that available-for-sale financial assets are stated at fair value. These unaudited condensed quarterly financial statements should be read in conjunction with the 2005/06 annual financial statements.

(a) *Change in presentation currency*

Effective from April 1, 2006, the Group has changed its presentation currency for the preparation of its financial statements from Hong Kong dollars to United States dollars (US dollars) as US dollars became the major currency of the Group's transactions. The Board considers the change will result in a more appropriate presentation of the Group's transactions in the financial statements. The comparative figures in these unaudited condensed quarterly financial statements are translated from Hong Kong dollars to US dollars using the rates that approximate the closing rates for balance sheet items and average rates for the period under review for income statement items.

The change in presentation currency has no significant impact on the financial position of the Group as at March 31 or June 30, 2006, or the results and cash flows of the Group for the three months ended June 30, 2005 and 2006.

For the convenience of the reader, the income statement, balance sheet and cash flow statement of the Group, presented in US dollars, have been translated into Hong Kong dollars. The convenience translation of the figures into Hong Kong dollars were made at the average rate of exchange for the period under review (US$1=HK$7.76). This information is only supplementary and is not required by any accounting standard and also does not represent Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards.

(b) *Change in presentation format*

The Group has elected to present its income statement by function of expense with effect from April 1, 2006. The Board considers that it is more appropriate for the Group to present the income statement by function of expense.

(c) Accounting policies

The principal accounting policies and methods of computation used in the preparation of these unaudited condensed quarterly financial statements are consistent with those used in the annual financial statements for the year ended March 31, 2006.

The following new standards, amendments to standards and interpretations are mandatory for the year ending March 31, 2007. The Group has adopted these new standards, amendments to standards and interpretations where considered appropriate and relevant to it operations.

- Amendment to HKAS 19, 'Actuarial gains and losses, group plans and disclosures'
- Amendment to HKAS 39, 'The fair value option'
- Amendment to HKAS 21, 'Net investment in a foreign operation'
- Amendment to HKAS 39, 'Cash flow hedge accounting of forecast intragroup transactions'
- Amendment to HKAS 39 and HKFRS 4, 'Financial guarantee contracts'
- HKFRS 6, 'Exploration for and evaluation of mineral resources'
- HK-Int 4, 'Determining whether an arrangement contains a lease'
- HKFRS-Int 5, 'Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds'
- HK(IFRIC)-Int 6, 'Liabilities arising from participating in a specific market - waste electrical and electronic equipment'
- HK(IFRIC)-Int 7, 'Applying the restatement approach under HKAS 29'

The following new standards, amendments to standards and interpretations have been issued but are not effective for 2006/07 and have not been early adopted:

- HK(IFRIC)-Int 8, 'Scope of HKFRS 2', effective for annual periods beginning on or after May 1, 2006;
- HK(IFRIC)-Int 9, 'Reassessment of embedded derivatives', effective for annual periods beginning on or after June 1, 2006;
- HKFRS 7, 'Financial instruments: Disclosures', effective for annual periods beginning on or after January 1, 2007; and
- Amendment to HKAS 1, 'Capital disclosures', effective for annual periods beginning on or after January 1, 2007.

The Group has not early adopted these standards and interpretations in the financial statements for the year ending March 31, 2007. The Group is in the process of assessing the impact to the Group's accounting policies on the adoption of the above standards and interpretations in future periods, but is not in a position to state whether these new standards and interpretations would have a significant impact on its results of operations and financial position.

2. Segment information

In accordance with the Group's internal financial reporting, the Group has adopted geographical segments as the primary reporting format and business segments as the secondary reporting format.

(a) Primary reporting format – geographical segments

The segment results for the three months ended June 30, 2006 are as follows:

	Americas	Europe, Middle East and Africa	Asia Pacific (excluding Greater China)	Greater China	Corporate or unallocated	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Turnover	**1,014,174**	**661,766**	**460,590**	**1,339,164**	**-**	**3,475,694**
Segment operating results	**(24,148)**	**(4,809)**	**(11,801)**	**90,401**	**(36,905)**	**12,738**
Finance income						**4,418**
Impairment of assets						**(3,762)**
Fair value change on warrants						**9,340**
Finance costs						**(9,151)**
Loss on disposal of investments						**(45)**
Share of profits of associated companies						**1,306**
Profit before taxation						**14,844**
Taxation						**(9,638)**
Profit for the period						**5,206**

The segment results for the three months ended June 30, 2005 are as follows:

	Americas US$'000	Europe, Middle East and Africa US$'000	Asia Pacific (excluding Greater China) US$'000	Greater China US$'000	Corporate or unallocated US$'000	Total US$'000
Turnover	708,976	469,642	318,520	1,017,329	–	2,514,467
Segment operating results	31,361	4,812	(3,932)	59,305	(20,890)	70,656
Finance income						2,951
Finance costs						(6,723)
Loss on disposal of investments and available-for-sale financial assets						(346)
Share of profits of jointly controlled entities						138
Share of losses of associated companies						(671)
Profit before taxation						66,005
Taxation						(19,444)
Profit for the period						46,561

(b) *Secondary reporting format – business segments*

	Personal Computer			**Mobile**		
	Desktop *US$'000*	**Notebook** *US$'000*	**Total** *US$'000*	**Handset** *US$'000*	**Others** *US$'000*	**Total** *US$'000*
For the three months ended June 30, 2006						
Turnover	**1,453,846**	**1,793,963**	**3,247,809**	**173,702**	**54,183**	**3,475,694**
Capital expenditure			**30,689**	**1,641**	**512**	**32,842**
For the three months ended June 30, 2005						
Turnover	1,163,120	1,187,438	2,350,558	105,109	58,800	2,514,467
Capital expenditure			14,470	647	362	15,479
Total segment assets as at June 30, 2006			**1,030,982**	**38,869**	**54,988**	**1,124,839**
Total segment assets as at March 31, 2006			823,877	74,732	41,821	940,430

3. Other income/(expense) – net

	3 months ended June 30, 2006 (unaudited) *US$'000*	3 months ended June 30, 2005 (unaudited) *US$'000*
Finance income	**4,418**	2,951
Impairment of assets	**(3,762)**	–
Fair value change on warrants	**9,340**	–
Loss on disposal of investments and available-for-sale financial assets	**(45)**	(346)
	9,951	2,605

4. **Finance costs**

	3 months ended June 30, 2006 (unaudited) *US$'000*	3 months ended June 30, 2005 (unaudited) *US$'000*
Interest payable on bank loans and overdrafts	**3,218**	4,295
Dividend and relevant finance costs on convertible preferred shares not wholly repayable within five years	**5,455**	2,053
Others	**478**	375
	9,151	6,723

5. **Profit before taxation**

Profit before taxation is stated charging the following:

	3 months ended June 30, 2006 (unaudited) *US$'000*	3 months ended June 30, 2005 (unaudited) *US$'000*
Amortization of intangible assets	**25,653**	20,699
Depreciation expenses and amortization of prepaid lease payments	**16,261**	13,243
Staff costs (including amortization of share-based compensation of US$6,727,000 (2005: US$1,685,000))	**231,386**	149,024
Rental expenses under operating leases	**10,433**	3,025
Restructuring costs	**19,396**	–

6. **Taxation**

The amount of taxation in the consolidated income statement represents:

	3 months ended June 30, 2006 (unaudited) *US$'000*	3 months ended June 30, 2005 (unaudited) *US$'000*
Current taxation		
Hong Kong profits tax	**47**	8
Taxation outside Hong Kong	**19,599**	19,792
Deferred taxation	**(10,008)**	(356)
	9,638	19,444

7. **Dividend**

No dividend has been declared to the ordinary shareholders for the three months ended June 30, 2006 (2005/06: Nil)

8. **Earnings per share**

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to shareholders of the Company by the weighted average number of ordinary shares in issue during the period.

	3 months ended June 30, 2006 (unaudited)	3 months ended June 30, 2005 (unaudited)
Profit attributable to shareholders of the Company (US$'000)	**5,206**	45,768
Weighted average number of shares for the purpose of basic earnings per share	**8,730,398,478**	8,665,617,116

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding due to the effect of all dilutive potential ordinary shares. The Company has four categories of dilutive potential ordinary shares: convertible preferred shares, share options, long-term incentive awards and warrants.

The convertible preferred shares are antidilutive as the amount of the dividend and related finance costs for the period per ordinary share attainable on conversion exceeds basic earnings per share and they are excluded from the weighted average number of ordinary shares in issue for calculation of diluted earnings per share.

For the share options and warrants, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average periodic market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options and warrants. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise in full of the share options and warrants.

For the long-term incentive awards, a calculation is done to determine whether the long-term incentive awards are dilutive, and the number of shares that are deemed to be issued.

	3 months ended June 30, 2006 (unaudited)	3 months ended June 30, 2005 (unaudited)
Profit attributable to shareholders of the Company (US$'000)	**5,206**	45,768
Interest expense on convertible preferred shares (US$'000)	**-**	2,053
Profit used to determine diluted earnings per share (US$'000)	**5,206**	47,821
Weighted average number of ordinary shares in issue	**8,730,398,478**	8,665,617,116
Adjustments for assumed conversion of convertible preferred shares	**-**	484,403,670
Adjustments for share options and long-term incentive awards	**157,823,483**	10,356,413
Weighted average number of ordinary shares in issue for calculation of diluted earnings per share	**8,888,221,961**	9,160,377,199

9. Ageing analysis

(a) Ageing analysis of trade receivables is as follows:

	June 30, 2006 (unaudited) *US$'000*	March 31, 2006 (audited) *US$'000*
0 – 30 days	**531,880**	349,321
31 – 60 days	**58,391**	81,961
61 – 90 days	**20,526**	23,668
Over 90 days	**19,423**	29,823
	630,220	484,773

Customers are generally granted credit terms of 30 days. Credit terms for customers of the systems integration business normally ranging from 30 days to 180 days.

(b) *Ageing analysis of trade pdyables is as follows:*

	June 30, 2006 (unaudited) *US$'000*	March 31, 2006 (audited) *US$'000*
0 – 30 days	**1,477,601**	1,427,372
31 – 60 days	**200,335**	217,339
61 – 90 days	**76,217**	19,796
Over 90 days	**24,324**	18.664
	1,778,477	1,683,171

10. Accruals and other payables

Included in accruals and other payables are warranty provision and restructuring costs provision as follows:

		June 30, 2006 (unaudited) *US$'000*	March 31, 2006 (audited) *US$'000*
(a)	Warranty provision		
	At the beginning of the period	**326,124**	24,230
	Provisions made during the period	**85,681**	409,713
	Less: Amounts utilized	**(49,870)**	(107.819)
		361,935	326.124
	Long-term portion classified as non-current liabilities	**(152,387)**	(148,779)
	At the end of the period	**209,548**	177,345
(b)	Restructuring costs		
	At the beginning of the period	**69,584**	–
	Provision made during the period	**518**	69,584
	Less: Amounts utilized	**(15,248)**	–
	At the end of the period	**54,854**	69.584

11. Share capital

	June 30, 2006		March 31, 2006	
	(unaudited) *Number of shares*	(unaudited) *HK$'000*	(audited) *Number of shares*	(audited) *HK$'000*
Authorized:				
Ordinary shares	**20,000,000,000**	**500,000**	20,000,000,000	500,000
Series A cumulative convertible preferred shares	**3,000,000**	**27,525**	3,000,000	27,525
	20,003,000,000	**527,525**	20,003,000,000	527,525

	Number of shares	US$'000	Number of shares	US$'000
Issued and fully paid:				
Voting ordinary shares:				
At the beginning of the period/year	**8,517,920,623**	**27,301**	7,474,796,108	23,958
Issued during the period/year	**–**	**–**	821,234,569	2,632
Conversion from non-voting shares	**–**	**–**	110,635,946	355
Exercise of share options	**2,638,000**	**8**	111,254,000	356
Repurchase of shares	**(15,390,000)**	**(50)**	–	–
At the end of the period/year	**8,505,168,623**	**27,259**	8,517,920,623	27,301
Non-voting ordinary shares:				
At the beginning of the period/year	**375,282,756**	**1,203**	–	–
Issued during the period/year	**–**	**–**	921,636,459	2,954
Conversion into voting shares	**–**	**–**	(110,635,946)	(355)
Repurchase of shares	**–**	**–**	(435,717,757)	(1,396)
At the end of the period/year	**375,282,756**	**1,203**	375,282,756	1,203
Total issued and fully paid ordinary shares	**8,880,451,379**	**28,462**	8,893,203,379	28,504
Total issued and fully paid series A cumulative convertible preferred shares	**2,730,000**	**3,211**	2,730,000	3,211

12. Non-current liabilities

	June 30, 2006 (unaudited) *US$'000*	March 31, 2006 (audited) *US$'000*
Amount payable for marketing right payable within five years	**49,161**	50,781
Interest-bearing bank loans repayable within five years	**100,000**	100,000
Share-based compensation	**14,066**	14,006
Convertible preferred shares not wholly repayable within five years and warrants	**340,491**	346,852
Warranty provision	**152,387**	148,779
Retirement benefit obligations not wholly repayable within five years	**152,958**	145,987
Other non-current liabilities repayable within five years	**42,179**	28,960
	851,242	835,365
Current portion payable within one year	**(25,521)**	(21,779)
	825,721	813,586

On May 17, 2005, the Company issued 2,730,000 convertible preferred shares at the stated value of HK$1,000 per share and unlisted warrants to subscribe for 237,417,474 shares in the Company for an aggregate cash consideration of approximately US$350 million. The convertible preferred shares bear a fixed cumulative preferential cash dividend, payable quarterly, at the rate of 4.5 percent per annum on the stated value of each convertible preferred share. The convertible preferred shares are redeemable, in whole or in part, at a price equal to the issue price together with accrued and unpaid dividends at the option of the Group or the convertible preferred shareholders at any time after the maturity date. The warrant holders are entitled to subscribe for 237,417,474 shares in the Company at HK$2.725 per share. The warrant will expire on May 17, 2010.

13. Business combinations

On April 30, 2005, the Group completed the acquisition of IBM PC Business under an asset purchase agreement dated December 7, 2004.

The estimated total consideration for acquiring the IBM PC Business is approximately US$1,333 million, including cash, the Company's shares and related transaction costs.

Set forth below is a preliminary calculation of goodwill:

	(Unaudited) *US$'000*
Cash	693,728
Direct costs related to the acquisition	70,097
Fair value of shares issued	555,819
Net working capital "true-up"	13,630
Total purchase consideration	1,333,274
Less: Fair value of net assets acquired	35,571
Goodwill	1,297,703

The major components of assets and liabilities arising from the acquisition are as follows:

	(Unaudited) Fair value *US$'000*	**(Unaudited) Carrying value** *US$'000*
Cash and cash equivalents	3,122	3,122
Property, plant and equipment	77,345	75,264
Intangible assets	621,690	–
Net working capital excluded cash	(555,637)	(558,305)
Non-current liabilities	(110,949)	(110,949)
Net assets acquired/(liabilities assumed)	35,571	(590,868)

The goodwill is attributable to the significant synergies expected to arise after the integration of the Group's existing business and the IBM PC Business acquired.

Intangible assets acquired that have indefinite useful life are not subject to amortization. Certain acquired intangible assets are expected to be amortized over their useful lives. Preliminary estimates indicate that the useful lives of these acquired intangible assets are expected to range from three to five years.

The acquired tangible assets primarily comprised trade receivables, inventories and plant and equipment. The liabilities assumed primarily comprised trade payables and other current liabilities.

The asset purchase agreement contains provisions that may require miscellaneous "true up" adjustments which are expected to result in cash payments between the Company and IBM. Such adjustments have not been finalized, but estimates have been recorded as part of the purchase price allocation, as indicated above. This process is expected to be finalized in the financial year 2006/2007.

FINANCIAL REVIEW

Results

For the three months ended June 30, 2006, the Group achieved a turnover of approximately US$3,476 million. Profit attributable to shareholders was approximately US$5 million during the period, representing a decrease of US$41 million against US$46 million recorded last period. Basic earnings per share and diluted earnings per share were 0.06 US cents and 0.06 US cents, representing a decrease of 0.47 US cents and 0.46 US cents respectively as compared to last period.

Segment Results

Due to the acquisition of IBM PC Business, the Group has adopted geographical segments as the primary reporting format. Geographical turnover included Americas, EMEA (Europe, Middle East and Africa), Asia Pacific (excluding Greater China), and Greater China.

In Greater China, the results include both the results from Legacy Lenovo and Greater China segment of newly acquired IBM PC Business.

Capital Expenditure

The Group incurred capital expenditures of US$33 million during the three months ended June 30, 2006, mainly for the acquisition of fixed assets, completion of construction-in-progress and investments in the Group's information technology systems.

Liquidity and Financial Resources

At June 30, 2006, total assets of the Group amounted to US$5,173 million, which was financed by shareholders' funds of US$1,007 million, minority interests of US$1 million, and non-current and current liabilities of US$4,165 million. The current ratio of the Group was 0.86.

The Group had a solid financial position and maintained a strong and steady cash inflow from its operating activities. At June 30, 2006, cash and cash equivalents totaled US$852 million, of which 37.9 percent was denominated in US dollars, 38.7 percent in Renminbi, 5.0 percent in Euros and 18.4 percent in other currencies.

At June 30, 2006, the Group had a US$400 million 5-Year Revolving and Term Loan Facility with syndicated banks, bearing interest at the London Interbank Offered Rate plus 0.52 percent per annum; and a US$100 million 5-Year Fixed Rate Loan Facility with a policy bank in China. The purpose of these facilities was to replace the acquisition facility with which the Group funded the acquisition of IBM's PC Business in April 2005. These facilities were utilized to the extent of US$100 million as at June 30, 2006.

The Group has also arranged other short-term credit facilities for contingency purposes. At June 30, 2006, the Group's total available credit facilities amounted to US$1,578 million, of which US$277 million was in trade lines, US$170 million in short-term and revolving money market facilities and US$1,131 million in forward foreign exchange contracts. At June 30, 2006, the amount drawn down was US$70 million in trade lines, and US$648 million being used for the currency forward contracts.

At June 30, 2006, the Group's outstanding bank loan represented the term loan of US$100 million and short-term bank loans of US$11 million. When compared with total equity of US$1,008 million, the Group's gearing ratio was 0.10. The net cash position of the Group at June 30, 2006 is US$741 million.

The Group adopts a consistent hedging policy for business transactions to reduce the risk of currency fluctuation arising from daily operations. At June 30, 2006, the Group had commitments in respect of outstanding foreign exchange forward contracts amounting to US$648 million.

The Group's foreign exchange forward contracts are either used to hedge a percentage of future intercompany transactions which are highly probable, or used as fair value hedges for the identified assets or liabilities. Any gain or loss on these contracts is offset by movements in the value of the underlying transactions or change in fair value of the identified assets or liabilities.

The Group issued 2,730,000 convertible preferred shares at the stated value of HK$1,000 per share and unlisted warrants to subscribe for 237,417,474 shares for an aggregated cash consideration of approximately US$350 million. The convertible preferred shares bear a fixed cumulative preferential cash dividend, payable quarterly, at the rate of 4.5 percent per annum on the stated value of each convertible preferred share. The convertible preferred shares are redeemable, in whole or in part, at a price equal to the issue price together with accrued and unpaid dividends at the option of the Group or the convertible preferred shareholders at any time after the maturity date at May 17, 2012. The fair value of the liability component and equity component of the convertible preferred shares as at June 30, 2006 amounted to approximately US$315 million and US$11 million respectively. The warrants will expire on May 17, 2010.

Contingent Liabilities

The Group had no material contingent liabilities as at June 30, 2006.

Human Resources

At June 30, 2006, the Group had a total of approximately 21,400 employees, 16,200 of whom were employed in the Chinese mainland, 2,000 in the U.S. and 3,200 in other countries.

The Group's remuneration policies, bonus, share option schemes and long-term incentive program, are designed to adjust total remuneration according to the performance of the Group and individual employees. The Group also provides benefits such as insurance, medical and retirement funds to employees to sustain competitiveness of the Group.

BUSINESS REVIEW

In its financial results for the three months ended June 30, 2006, Lenovo's consolidated turnover increased 38 percent year-on-year to US$3,476 million. (The prior year figure only contains two months' revenue contribution from the PC business acquired from IBM.) The main contributor was a strong performance in China. Lenovo's gross profit margin improved sequentially to 14.3 percent. Lenovo's profit before taxation, excluding the cost of strategic restructuring actions, amounted to US$34 million. Profit attributable to shareholders after charging the cost of strategic restructuring actions amounted to US$5 million.

During the first quarter, Lenovo continued to implement its action plan to enhance operational efficiency, particularly in supply chain management, and was on track with its objectives for the fiscal year in maintaining market share, balancing profitability, and reducing expenses.

Personal Computer Business

During the quarter, Lenovo's worldwide PC total shipments increased more than 12 percent year-on-year, better than the industry average growth of about 9 percent. Based on preliminary industry data, Lenovo gained 0.2 percentage points of the worldwide PC market share, accounting for 7.7 percent.

Lenovo continued to enjoy a dominant position in China's PC market. During the quarter, Lenovo shipments increased about 30 percent year-on-year. Lenovo gained about 1.6 percentage points of market share year-on-year, increasing its overall share to approximately 35 percent, based on company and preliminary industry estimate. The outstanding performance in China was attributable to Lenovo's continued efforts in township cities and benefited from a robust notebook market.

During the quarter, Lenovo continued its effort in developing the small- and medium-sized business (SMB) segment outside China. The Company rolled out more models in the Lenovo 3000 PC series and continued the expansion of its channel network for the transaction model. Lenovo expects to see the benefits of these efforts in future periods.

In the Americas, Lenovo recorded stable growth in PC unit shipments for the large enterprise segment. There was also solid gross margin performance in EMEA (Europe, Middle East and Africa), due to a higher mix of notebook computers. The performance of Asia Pacific (excluding Greater China) was stable. Lenovo reported significant unit shipment growth and expects to report market share gain in India when industry data is available.

Notebook computers accounted for 52 percent of Lenovo's revenue during the quarter. The Company maintained its strong position in the higher price band segment, but its lower penetration in the faster growing areas of the PC market means that its overall growth outside China continues to lag behind the market. During the quarter, Lenovo saw good growth in desktop computer shipments in emerging markets such as China and India.

Mobile Handset Business

During the quarter ended June 30, 2006, Lenovo saw continued strong growth in its mobile handset business. Its unit shipment increased 97 percent year-on-year, outperforming the 47 percent growth in the China market. Lenovo's mobile handset business ranked number four in China with a share of approximately 7 percent during the quarter.

The significant growth of Lenovo's mobile handset business during the quarter benefited from its well-received sales promotion program, successful roll-out of new models and strengthened partnership with mobile telecom service carriers.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the three months ended June 30, 2006, the Company repurchased its own shares on The Stock Exchange of Hong Kong Limited as follows:

Month/Year	Number of Shares repurchased	Highest price per share *HK$*	Lowest price per share *HK$*	Aggregate consideration (excluding expenses) *HK$*
June 2006	15,390,000	2.450	2.200	35,698,500

The shares repurchased during the period were subsequently cancelled in June 2006 and accordingly, the issued share capital of the Company was diminished by the nominal value thereof. The premium payable on repurchase was charged against the share premium account of the Company.

During the period, the trustee of the Long Term Incentive Program of the Company purchased 90,280,000 shares from the market for award to employees upon vesting. Details of the program are set out in the 2005/06 Annual Report of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

REVIEW BY AUDIT COMMITTEE

The Audit Committee of the Company has been established since 1999 with responsibility of assisting the Board in providing an independent review of the financial statements and internal control system. It acts in accordance with the Terms of Reference which clearly deal with its membership, authority, duties and frequency of meetings. The Audit Committee is chaired by an independent non-executive director, Mr. Wong Wai Ming, and currently comprises five members including Mr. Wong, the other three independent non-executive directors, Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III, and the non-executive director, Mr. Shan Weijian.

The Audit Committee of the Company has reviewed the unaudited quarterly financials for the three months ended June 30, 2006. It meets regularly with the management, the external auditors and the internal audit personnel to discuss the accounting principles and practices adopted by the Group and internal control and financial reporting matters.

By order of the Board
Yang Yuanqing
Chairman

Raleigh, August 3, 2006

As of the date of this announcement, the Executive Directors are Mr. Yang Yuanqing, Mr. William J. Amelio and Ms. Ma Xuezheng, the Non-executive Directors are Mr. Liu Chuanzhi, Mr. Zhu Linan, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Shan Weijian, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Shan Weijian); and the Independent Non-executive Directors are Mr. Wong Wai Ming, Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"